Doug Jennings| Chief Compliance Officer 6125 Memorial Drive Dublin, OH 43017 O (614) 923-1143 | F (614) 397-9345 E djennings@meederinvestment.com

VIA EDGAR CORRESPONDENCE

October 26, 2018

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Meeder Funds: File No. 333-227598

Dear Ms. O’Neal-Johnson:

On behalf of Meeder Funds (the “Trust”), please find the Trust’s Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission on September 28, 2018 regarding the reorganization of the Meeder Aggressive Allocation Fund and the Meeder Dynamic Allocation Fund, each a separate series of the Trust. In addition, we are providing the following responses to comments received by telephone from the SEC staff on October 11, 2018 and October 24, 2018 relating to the Registration Statement.

Comments

1.	Please include an estimate of the cost of the reorganization in the shareholder letter questions and answers.

Response: The shareholder letter has been revised to include an estimate of the cost of the reorganization.

2.	Please include a reference to any expected portfolio turnover in the shareholder letter questions and answers concerning tax liability.

Response: The shareholder letter has been revised to indicate that the Trust does not expect any portfolio turnover in the Dynamic Allocation Fund after the merger apart from transactions in the ordinary course of business.

3.	Please use the names of the funds in place of the terms “Target Fund” and “Survivor Fund” in the charts contained in the Combined Prospectus/Information Statement.

Response: We have revised the Information Statement and Prospectus accordingly.

4.	Please ensure that any contractual fee waiver and expense reimbursement agreement for the Dynamic Allocation Fund has a term of no less than one year following the effective date of the registration statement and update the registration statement accordingly.

Response: The fee waiver agreement has been extended for the required period and the registration statement has been revised accordingly. The agreement does not include rights of recoupment.

5.	Please revise the Pro Forma Statements of Assets and Liabilities, Consolidated Statements of Operations and Schedule of Investments to include additional columns for the Aggressive Allocation Fund, the Dynamic Allocation Fund and adjustments, if any.

Response: The Pro Forma Statements of Assets and Liabilities, Consolidated Statements of Operations and Schedule of Investments have been revised accordingly.

6.	Please confirm that the Combined Prospectus/Information Statement accurately lists the principal investment strategies of the target and survivor funds in connection with the use of active management strategies.

Response: The Combined Prospectus/Information Statement accurately lists the principal investment strategies of both the target and survivor funds and includes references to the applicable turnover ratios and use of quantitative investment models to manage the funds. The Registrant will add additional disclosure regarding the use of active and frequent trading strategies for the funds in the next annual update to the registration statement.

7.	Please confirm that the Combined Prospectus/Information Statement accurately lists the fundamental investment policies of the target and survivor funds.

Response: The Combined Prospectus/Information Statement has been revised to include all of the investment policies of the target and survivor funds.

8.	Please represent that the Registrant will file a tax opinion via post-effective amendment to the Trust’s registration statement as soon as reasonably practical after the closing of the reorganization.

Response: The Registrant has included a form of tax opinion and consent of counsel as exhibit 12 and included an undertaking to file the opinion as a post-effective amendment upon the closing of the reorganization and within a reasonable time after receipt of such opinion.

If you have any additional questions or comments, please contact me.

Sincerely,

MEEDER INVESTMENT MANAGEMENT, INC.

/s/ Doug Jennings
Douglas R. Jennings